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The app for remote work: book workspaces, find work & discover networking events



bauns
New Booking
War Room 2
Business Lounge
War Room

bauns.co Delaware City DE

Infrastructure | Technology | Software | Marketplace | SaaS

OVERVIEW UPDATES WHAT PEOPLE SAY 1 ASK A QUESTION

LEAD INVESTOR



Fernando MAZARIEGOS Fernando Mazariegos

Bauns is a unique solution for hybrid work that engages professionals, entrepreneurs, and freelancers in three big ways: work, space & events and we ´ve seen in the past 3 years how crucial hybrid and remote work solutions will be. The market for this startup is massive and will become even more interesting in short- middle term. I know the team and advisors leading Bauns and I´m convinced they will surpass expectations. Bauns will be a great tool for remote professionals, founders, and local coworking spaces; I´m glad and excited to be part as an investor.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. 💸 Global workspace booking and project entailment market value is $1.37 Trillion
2. ⚡ Bauns lets professionals find and work in remote projects, book workspaces and signup for events
3. 🤝 Collaborating with Hilton, Marriott, Hyatt, IOS Offices, Grupo Posadas and more
4. ☕ 350+ workspaces and 4000+ users in the network
5. 🔑 5700+ bookings generated on MVP
6. 🚀 After a successful MVP in 2020, we're ready to launch in the US in 2023
7. 💥 Team experienced in Development, Operations and Marketing in the Remote Work Industry
8. 🏆 Winner of the 2020 Santander X Tomorrow Challenge

Our Team



Andrea Alvarez Founder, CEO

8+ years of experience in work tech. Extensive experience in growth for 7+ startups. Speaker at Paris Peace Forum 2019 and National Entrepreneurship Award in 2016.

As a marketing graduate and an entrepreneur for more than 8 year, I have first hand knowledge of how lonely and lacking the remote work and startup ecosystem can be. We need spaces to work, events to meet key connections and bright opportunities to create. We built Bauns to create a complete ecosystem for founders and remote pros everywhere.



Sofia Alvarez Cano Head of Human Resources

Co-founder at Bauns. 6+ years of experience in the startup ecosystem in Mexico City. Passionate about social impact. Bachelors Degree in Business Administration from ITAM



Tamara Junquera Head of Sales Development



2+ years experience in sales development. Former data analysis intern at a VC Fund. BA in Business Administration from Universidad Iberoamericana.

SEE MORE

Remote professionals don't have the adequate tools to create a meaningful career

Most startups and companies are opting to keep their operations remote, which brings a lot of opportunities to create a truly seamless remote work experience in three key areas: work management, workspace and networking.

In an exploding remote work industry, effective tools for finding and managing freelancers with the right quality and skills are more needed than ever; These freelancers and remote professionals need adequate and flexible workspaces wherever they are; and it has been shown that remote workers and freelancers often feel lonely and lack real connections in their day to day lives.


Remote professionals need a seamless solution to work effectively
51% of professionals with postgraduate degrees are freelancers, yet finding high quality projects and the right talent is harder than ever.
53% of remote professionals believe working from home has made it difficult to create work-life balance, but they enjoy the flexibility of remote work.
24% of remote professionals feel more alone than ever, even if they enjoy the freedom remote and independent work gives them.

Bauns is the platform for the future of work

WORKSPACE BOOKING | PROJECT ENTAILMENT | COMMUNITY EVENTS

Bauns is a complete tool for remote professionals that solves the three key problems of independent or hybrid workers: work management, flexible workspaces and networking within the industry. Bauns allows any remote professional, freelancer or founders to discover and work on top quality projects, book workspaces from a curated catalog instantly, and find a community wherever they are through industry relevant physical and virtual events.


The work platform created for a remote forward future
The work ecosystem where remote professionals can instantly book workspaces wherever they are, collaborate in amazing projects and connect with a community of creators and leaders in their industry
bauns
New Booking

A complete ecosystem for remote professionals and entrepreneurs

We created Bauns to give remote professionals, entrepreneurs and freelancers the tools they need to materialize their projects and work in a remote-first world. We started proving the products effectiveness with a successful MVP and are ready to launch the complete product in the US. Our team consists of experienced advisors from MIT, IBM, and Google, and specialists in the remote work industry. Together we created a digital platform that enables dynamic workspace booking, member networking and project entailment with no geographical boundaries. Work in the project you love, with the right team, wherever you are.



Work
Find remote professionals and complete high-quality projects guaranteed by Bauns
COMING SOON
- Project entailment for clients and top professionals
- Our propietary methodology keeps both parties protected and assures project satisfaction
- Low comission fees and quality assurance
Space
Book workspaces on-demand through an accesible monthly digital membership
DEVELOPED
- Book workspaces per-day or per-hour instantly
- Choose from a catalog of coworking brands, hotels, corporate buildings and more workspaces
- Access to any location in the global Bauns network
Events
Create connections wherever you are by attending local and virtual industry focused events
DEVELOPED
- Physical and digital events to create a community
- Educational networking opportunities, social events, and talks to help professionals further their career
- Immersive industry-focused experiences anywhere

Enjoy the benefits of the future of work. Flexibility, Choice, Productivity & Security.

Our business model is built for multiple revenue streams - future proofed

Our business model brings value back from the three main business lines: Work, Workspace and Events:

- For *Workspace*, users can acquire memberships that include credits for workspace booking, guest passes, free monthly events, and discount rates in *Work*. For every workspace booked in any of the coworking spaces, buildings or hotels in Bauns, we also charge the space a dynamic commission.
- *Events* are free for membership holders, but non-members can still attend for a small fee, which gives us revenue and lets us acquire new leads.
- *Work* will be accesible to any remote professionals, members or non-members. For every project completed in *Work* through our provider-matching and project management systems, we charge a commission starting at 3% for guaranteeing the quality of the project.



Business Model
Work
Client-Provider matching algorithm, dynamic project entailment process and a 100% satisfaction guarantee* for complex or simple projects.
Member Commission
starting at
3%
Non-Member Commission
starting at
10%
*Bauns acts as the escrow entity between the parties, offers live support and provides top talent to finish any project left behind.
Workspace
Workspace booking from hundreds of different spaces accross the globe, on a daily or hourly basis.
Includes: Day Passes
Guest Passes
Workspace Credits
Community Events
Preferential Work Rates
Monthly subscription starting at
$44.95
+ Dynamic Booking Commission from 5% - 35%
Events
Community focused events for members and non-members happenig at Bauns Workspaces
Non-Member Fee
starting at
$15
Bauns events are free for users with an active membership. Non-members can attend for an accesible fee to promote community building.

We are uniquely positioned to take

over the remote work market

Our unique business model allows us to stand out from the competition, thanks our differentiation we have the opportunity to become the most dominant player in the remote work industry. By partnering up with big players we can also expand quickly into new markets with a relatively low operating cost.



WORK
EVENTS
SPACE
peopleperhour
fiverr.
Toptal
freelancer
Upwork
TaskRabbit
bauns
allevents.in
ticketmaster
eventbrite
Meetup
coworker
LIQUIDSPACE
IWG

This is a $1.37 Trillion market

Demand for remote work solutions is at an all-time high, especially in light of COVID-19, the upcoming recession and the demand it will create for remote teams. Startups and companies are more inclined than ever to become fully remote, using dynamic workspace solutions, hiring freelancers for temporary projects and searching for local community events to create connections and amplify their word-of-mouth promo wherever they are.



Workspace Booking
$33B
MARKET VALUE
35M TENANTS
13% GROWTH
Project Entailment
$1.3T
MARKET VALUE
77M PROVIDERS
3.5% GROWTH
*Annual expected growth. Forward-looking projections cannot be guaranteed.

We partnered with top coworkings and hotel chains to power up the work industry

During our MVP phase we acquired key partnerships with top coworking and hotel chains such as IOS Offices, PÚBLICO, Hilton, Marriott, Hyatt and Grupo Posadas. This partnerships will help us expand our workspace and event catalog on a global scale and the same partnership strategy will be used in any new market, giving us the ability to grow with minimal resource deployment.



Key Partnerships
POSADAS.
IOS OFFICES


HYATT
Marriott
PÚBLICO
FUNO

The strategy behind the remote work ecosystem

Our product marketing strategy is built around an activity flywheel that allows to grow aggressively in each of our 3 product pillars.

The core promotion tactic in the wheel is the generation of digital and physical events in our best workspaces, which allow membership holders and prospective clients to network and learn in a variety of industry focused talks, meets and roundtables. These events attract new remote professionals, entrepreneurs and founders to Bauns, where they start using our project entailment service to post new jobs, attracting new freelancers to the platform. the new users may acquire a membership and start booking workspaces, which in turn allow us to recruit new spaces and keep organizing physical events.


Each of the pillars promote growth:
work
space
events
Freelancers
Worskpace Bookings
Spaces
Events
Founders
Projects
Growth

A remote-forward world opens up a bright future for Bauns

Bauns has been acclaimed as the best global initiative for the future of work in a world changed by the coronavirus pandemic, winning the Santander X Tomorrow Challenge 2020 in the Re-Work category. We were also invited to participate in the Web Summit conference in 2019 while developing the project, which gave us the opportunity to create key partnerships that will be pivotal in our coming launch.


Achievements
web summit
Santander
BETA Startup Speaker
Web Summit - Lisbon, Portugal
2019
Global Winner - ReWork
SantanderX Tomorrow Challenge
2020



A bold growth plan for remote-trending future

With an uncertain economy outlook ahead, opportunities for freelancers and flexible or hybrid professionals will continue to grow. The industry will need adequate tools to build a new way to work - remotely. The research shows a strong growth in the remote work front and Bauns is the platform responding directly to these professional's needs. Our relatively low-cost growth model is also an advantage, allowing us to expand into new markets with a minimal cost in terms of product and team.

	2023	2024	2025	2026	2027
Total Income	$159,877	$1,589,773	$7,377,702	$30,726,924	$134,479,164
Total Costs	$114,634	$961,517	$4,060,669	$15,681,615	$62,969,104
Gross Profit	$45,243	$628,255	$3,317,034	$15,045,308	$71,510,061
Operating Expenses	$271,175	$461,784	$1,013,145	$4,309,148	$20,891,279
Profit	**-$225,932**	**$166,472**	**$2,303,889**	**$10,736,160**	**$50,618,782**

Forward-looking projections cannot be guaranteed.

We're a female-led team of professionals and advisors

The woman-led team at Bauns brings something special to the table - a unique mix of passion and skills to execute that only a team immersed in the remote work industry for 5+ years can bring. We're completely certain that our team, experienced advisors and allies are the key to making Bauns the next big company to change the remote work game for every entrepreneur and remote professional out there.

Andrea Alvarez
FOUNDER & CEO



- Serial entrepreneur and winner of the National Entrepreneurship Award
- Co-founded a Venture Builder which now holds 7 different companies

Sofia Alvarez
CHIEF OPERATIONS OFFICER



- 6+ years of experience in the startup ecosystem in Mexico City
- Passionate about social impact entrepreneurship

Gerardo Rioseco
CHIEF FINANCIAL OFFICER



- Serial entrepreneur and former professional tennis player
- Founder of 9 companies, including first at 21

Tamara Junquera
SALES DEVELOPMENT



- 2+ years experience in sales development in the startup ecosystem
- Former data analyst at a VC Fund in Mexico City

Fernando Bautista
HEAD ENGINEER



- Full-stack developer with 12+ years of experience
- Team lead at Bloomberg, Government of Mexico and more

Advisors & Partners



Partner at ATX - [illegible] MIT - MS Management Miami | Co-Founder - Mosaico Foundry [illegible] New York | Business Consultant MBA - Hult Business School Mexico City | Design - Google Special Projects MDS Harvard - MIT Fellow Palo Alto | Managing Partner [illegible] La Salle - Dr. Honoris Causa Mexico City | Co-Founder - Mosaico Foundry Founder of Mosaico Tech Mexico | Co-Founder & CEO - Público Coworking MSRED - MIT Mexico City

Join our vision to revolutionize the future of remote work

Our vision is to become the top work-focused digital platform used by freelancers, companies and entrepreneurs by combining the key tools they need in a cohesive way. We learned a great deal about the industry during our MVP phase and are ready to execute our expansion plan in the US integrating all 3 pillars of the product into our roadmap and giving a special focus to the social aspect of the product, developing features that will allow the community to truly connect in an active professional setting.


2022-2
Complete the development of Work and make enhancements in Workspace and Events in the app and web platform.
2023-1
Start operations in the U.S. Begin the development of Work for Companies and add social features to Workspace and Events to foster connection.
2023-2
Begin the development of Workspace for Companies and adjust Work for Companies according to market needs.
2024-1
Expand operations to more cities in the U.S. and begin expansion to key cities in Latin America.
2024-2
Achieve product market fit in key cities in Latin America to prove capacity to correctly adapt to different markets.
bauns
2027 Europe
2026 Europe
2025 Canada
2024 Latam
2023 U.S.

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